EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT
1)	SanDisk Limited, a Japanese company

2)	SanDisk GmbH, a German company

3)	SanDisk Israel Ltd., an Israeli company

4)	SanDisk Hong Kong Limited, a Hong Kong company

5)	SanDisk (Cayman) Limited, a Cayman Islands company

6)	SanDisk Sweden AB, a Swedish company

7)	SanDisk U.K. Limited, a United Kingdom company

8)	SanDisk Scotland Limited, a United Kingdom company

9)	SanDisk Secure Content Solutions, Inc., a Delaware corporation

10)	SanDisk Secure Content Solutions, Ltd., an Israeli company

11)	SanDisk Equipment YK, a Japanese company

12)	SanDisk Manufacturing Limited, a Republic of Ireland company

13)	SanDisk International Limited, a Republic of Ireland company

14)	SanDisk India Device Design Centre, Ltd., an Indian company

15)	SanDisk Korea Ltd, (YH), a Korean company

16)	SanDisk B.V., a Netherlands company